April 12, 2011

Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC 20549

Re:	Moog Inc. Form 10-K for the Fiscal Year Ended October 2, 2010 Filed December 1, 2010 Definitive 14A Filed December 20, 2010 File No. 001-05129

Dear Ms. Long:

We have reviewed your March 30, 2011 letter regarding your comments on the above-referenced SEC filings.  For your convenience, we have included the Staff’s comment in italics before our response.

Comment 1:

We note your response to comment 1 in our letter dated March 3, 2011.  We note your disclosure in the Summary section of Exhibit A that none of the base salaries of the named executive officers are “outside of the range,” that cash bonuses are considered “competitive” and that the Compensation and Stock Option Committees also “consider how our total compensation compares with the total compensation of comparable executives in peer organizations.”  These disclosures are too general.  Please tell us, and disclose in future filings, the actual percentile of base salaries, annual cash compensation and total compensation for each named executive officer as compared to the compensation paid by the companies in the peer group.

Response:

1.	We have carefully reviewed the Staff’s comment.

As an initial matter, we note that Instruction 1 to Item 402(b)–Compensation Discussion and Analysis, states that “the purpose of the Compensation Discussion and Analysis is to provide investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.”  For the reasons described below, we believe that setting forth an actual percentile comparison of base salaries, cash compensation and total compensation for our named executive officers to the peer group of companies is not necessary in the context of understanding our “compensation policies and decisions regarding the named executive officers.”

Consistent with Instruction 3 to Item 402(b), the proposed CD&A disclosure we submitted as Exhibit A to our prior response letter focuses, in our view, on the material principles underlying our executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions.  Our compensation policies and decisions derive primarily from the significant, and necessarily subjective, experience that our CEO and Compensation Committee members have gained over time regarding the company, its culture and the best manner in which to reward and motivate its senior management, including the named executive officers.  We maintain a consistent dialogue with our major shareholders, both institutional and retail.  Our institutional shareholders are mindful of the fact that our Company’s total compensation for named executive officers is very conservative by comparison to comparable companies.  No shareholder has ever made inquiry into percentile comparisons of the elements of Moog’s compensation compared to our peers.

Compensation policies and decisions at Moog are not driven by what our “peers” are doing.  For instance, the company’s annual incentive award plan pays out only to the extent of the company’s year-over-year increase in earnings per share.  The plan does not contain “qualitative” performance factors.  The plan is simple, stark and genuinely aligned with the interests of shareholders.

The company’s approach to long-term incentive compensation is similar.  Awards under the stock appreciation rights plan have value only to the extent of increases in the company’s stock price, and are settled in stock.  The plan is simple, straightforward and aligned with the interests of shareholders.  Consistent with its historical practice and culture, the company’s approach to awarding SARs, including awards to its named executive officers, is conservative.  The company remains generally aware of what its peers are doing in the area of long term incentive compensation; however the company does not benchmark its long term incentive awards against its peers, nor does it adjust its awards so as to fall into a percentile range based on peer group comparisons.

Base salaries of named executive officers are determined primarily through an evaluative process, which has remained consistent over time. This process includes performance appraisals and assigned merit ratings.  Information provided by the Hay Group, including peer group data, is considered but is by no means the only factor that the CEO and Compensation Committee weigh in setting annual base salaries.  We believe our proposed disclosure reflects this important nuance.

In sum, we believe that disclosing percentile level comparisons of compensation as against our peer group would not help the reader understand our compensation policies and decisions regarding the named executive officers and in fact could be misleading.  The compensation practices and policies of our peers is one factor among several considered by our Compensation and Stock Option Committees; those peer practices and policies are certainly not determinative, and, indeed, are not among the most important factors relevant to analysis of our compensation policies and decisions.  If they were, our total compensation would be significantly higher.  We have attempted to capture this nuance by properly balancing the discussion of those relevant factors in our proposed disclosure.  To supply disclosure of percentile compensation comparisons with peers in our CD&A would suggest a greater focus on this type of comparison than occurs in practice, and would in our view give an unbalanced view of our compensation policies and decisions.

We acknowledge that:

•	Moog is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Moog may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully ask that you reconsider and, if appropriate, withdraw your comment set forth above. If you have any questions or require any additional information, please contact me at (716) 652-2000.

Thank you for your continued consideration.

Sincerely, /s/ Robert T. Brady Robert T. Brady Chairman and CEO

cc:	Donald R. Fishback, Moog – Chief Financial Officer Sherry Haywood - SEC Andrew Schoeffler - SEC